March 24, 2011

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2010
Filed January 31, 2011
File No. 1-11749

Dear Mr. O’Brien:

This is Lennar Corporation’s response to your letter dated March 14, 2011 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filing. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1.	In future filings to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimate when determining such valuation, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Response:

During the first quarter of 2011, there were communities in which we sold homes for prices that caused homebuilding revenues to exceed our estimates used when we determined and recorded the valuation adjustments in prior periods. The effect on our gross profit from the excess of homebuilding revenues included in home sales over our adjusted inventory valuation was not material (it increased our gross profit by less than 1.5% and our gross margin percentage by 30 basis points). In future filings, to the extent that homes sold in a period include inventory for which we recognized valuation adjustments in prior periods and the corresponding homebuilding revenues recognized exceed the homebuilding revenues we estimated in determining such valuation adjustments by an amount that materially affects our gross profits or our gross profit margin percentage, we will provide investors with information about the extent to which homebuilding revenues in excess of previously adjusted inventory values impacted our gross profit and our gross profit margin percentage.

2.

In future filings, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K for your presentation of operating margin as a % of revenues from home sales excluding valuation adjustments. In this regard we note your reference to the Non-GAAP Financial

Measure section of MD&A for this non-GAAP measure. However, no corresponding disclosures were provided for operating margin as a % of revenues from home sales excluding valuation adjustments.

Response:

The item that reconciles the difference between operating margin as a % of revenues from home sales excluding valuation adjustments and operating margin as a % of revenues from home sales is the same item that reconciles the difference between gross margin as a % of revenues from home sales excluding valuation adjustments and gross margin as a % of revenues. That item was disclosed as a reconciling item with regard to gross margin in the non-GAAP financial measure section of our MD&A on page. 29 of our Form 10K and explained in detail in the two paragraphs of that section. In future filings, if we continue to disclose gross margins and operating margins excluding valuation adjustments, we will expand the relevant discussion of non-GAAP measures to be as follows:

“Gross margins on home sales excluding valuation adjustments and operating margins on home sales excluding valuation adjustments are non-GAAP financial measures, and are defined by us as sales of homes revenue less cost of homes sold excluding valuation adjustments recorded during the period and sales of homes revenue less cost of homes sold excluding valuation adjustments recorded during the period less selling, general and administrative expenses, respectively. Management finds these to be important and useful measures in evaluating our performance because it discloses the profit we generate on homes we actually delivered during the period, as our valuation adjustments generally relate to inventory that we did not deliver during the period. Gross margins as a % of revenue on home sales excluding valuation adjustments and operating margins as a % of revenues from home sales excluding valuation adjustments also are important to our management because they assist our management in making strategic decisions regarding our construction pace, product mix and product pricing based upon the profitability we generated on homes we actually delivered during previous periods. We believe investors also find gross margins and operating margins on home sales excluding valuation adjustments, and gross margins and operating margins on home sales as a % of revenues from home sales excluding valuation adjustments to be important and useful because each of them discloses a profitability measure on homes we actually delivered in a period that can be compared to the profitability on homes we delivered in a prior period without regard to the variability of valuation adjustments recorded from period to period. In addition, to the extent that our competitors provide similar information, disclosure of our gross margins and operating margins on home sales excluding valuation adjustments and gross margins and operating margins on home sales as a % of revenues from home sales excluding valuation adjustments helps readers of our financial statements compare our ability to generate profits with regard to the homes we deliver in a period to our competitors’ ability to generate profits with regard to the homes they deliver in the same period.”

“Although management finds gross margins and operating margins on home sales excluding valuation adjustments and gross margins and operating margins on home sales as a % of revenues from home sales excluding valuation adjustments to be important measures in conducting and evaluating our operations, each of these measures has limitations as an analytical tool as it is not reflective of the actual profitability generated by our company during the period. This is because they exclude charges we recorded relating to inventory that was impaired during the period. In addition, because gross margins and operating margins on home sales excluding valuation adjustments and gross margins and operating margins as a % of revenues from home sales excluding valuation adjustments are financial measures that are not calculated in accordance with generally accepted accounting principles (“GAAP”), they may not be completely comparable to similarly titled measures of our competitors due to differences in methods of calculation and charges being excluded. Our management compensates for the limitations of using gross margins and operating margins on home sales excluding valuation adjustments and gross and operating margins as a % of revenues from home sales excluding valuation adjustments by using these non-GAAP measures only to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our operations. In order to analyze our overall performance and actual profitability relative to our homebuilding operations, we also compare our gross margins and operating margins on home sales during the period and gross margins and operating margins as a % of revenues from home sales, inclusive of valuation adjustments, with the same measures during prior comparable periods. Due to the limitations discussed above, gross margins and operating margins on home sales excluding valuation adjustments and gross margins and operating margins as a % of revenues from home sales excluding valuation adjustments should not be viewed in isolation as they are not substitutes for GAAP measures of gross margins and operating margins.”

“The table set forth below reconciles our gross margins on home sales excluding valuation adjustments and our operating margins as a % of revenues from home sales excluding valuation adjustments for the years ended November 30, 2010, 2009 and 2008 to our gross margins and operating margins on home sales for the years ended November 30, 2010, 2009 and 2008:”

	Years Ended November 30,
	2010	2009	2008
	(In thousands)
Sales of homes	$2,631,314	2,776,850	4,150,717
Cost of homes sold	2,113,393	2,524,850	3,641,090

Gross margins on home sales	517,921	252,000	509,627
Valuation adjustments to finished homes, CIP and land on which we intend to build homes	44,717	180,239	195,518

Gross margins on homes sales excluding valuation adjustments	$562,638	432,239	705,145
Selling, general and administrative expenses	376,962	449,259	655,255

Operating margins excluding valuation adjustments	$185,676	(17,020)	49,890

Gross margin as a % of revenues from home sales excluding valuation adjustments	21.4%	15.6%	17.0%
Operating margin as a % of revenues from home sales excluding valuation adjustments	7.1%	(0.6%)	1.2%

3.	We note that you operate your homebuilding business in different markets throughout the U.S. for which you have grouped into five geographic regions. We further note that your revenues, operating earnings, sales incentives, sales price, etc. vary by your different geographic regions, which can be significant. In this regard, we note that the East geographic region has very different operating results than your other geographic regions. In future filings, please provide investors with an understanding of the significant factors impacting all aspects of your operations results for each of your geographic regions. Please refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

On pages 30 through 34 of our Form 10-K, we provided financial and operational data related to our homebuilding activities in each of our geographic regions in multiple tables that disclosed for each of our regions the revenues, operating earnings (loss), deliveries, sales incentives, new orders, backlog and cancellation rates. In addition, following those tables on pages 34 through 36, we provided an analysis by geographic region of the factors that affected our homebuilding revenues, gross margin on home sales and gross profit on land sales. For example, in the discussion regarding our Homebuilding East reportable segment, we disclosed that homebuilding revenues had increased in 2010, compared to 2009, primarily due to an increase in the number of home deliveries in all of the states in this segment, except for New Jersey. We also discussed that gross margin on homes sales increased both in dollar amount and as a percentage of homebuilding revenues primarily due to the absence of valuation adjustments, reduced sales incentives and recoveries from third parties related to Chinese drywall. There was a similar discussion and analysis for each geographic region comparing 2010 versus 2009 and 2009 versus 2008. We believe that these disclosures meet the requirements of Item 303(A)(3)(i) of Regulations S-K and Section 501.12 of the Financial Reporting Codification. In future filings, we will continue to describe all the factors that impact the operations in a significant way for each geographic region.

4.	We note your statement that changes in product type in many communities have impacted future estimated cash flows on page 58 of your Form 10-K. To the extent that you have changed your product focus for the company overall and/or on a geographic basis, please provide investors with a discussion and analysis of this change in product, including the impact to your financial statements. Please refer to Item 303 (A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The statement on page 58 of our Form 10-K does not refer to a change in the types of products we offer. We continue to offer a diversified line of homes for first-time, move-up and active adult homebuyers available in a variety of environments ranging from urban infill communities to golf course communities as disclosed in Item 1 of our Form 10-K. The change in product type referred to on page 58 relates to changes within communities with regard to the size and mix of the homes we are building to meet current market demands in certain of our communities (i.e. building more single family attached homes in certain communities versus single family detached homes, in addition to building more single family detached homes on smaller homesites). We constantly review, and frequently change, the mix of homes in various communities to meet changes in demand, increasing or decreasing the percentage of homes that are single family detached homes rather than single family attached homes, increasing or decreasing the size of homesites, and so forth. This is a normal aspect of our operations and does not constitute a change in our business. Changes in the mix of homes we sell can affect the average sales price of the homes we sell during a period, in general or in particular geographic areas. We have frequently noted in our MD&A that changes in product mix were a factor affecting the average price at which we sold homes generally or in particular geographic regions. The more significant changes in our homebuilding operations were steps to reduce construction costs. This was described in Item 1 under the caption “Recent Business Developments – Overview,” and referred to in the MD&A on page 58 as a factor that affected our estimated future cash flows. In future filings, if we have a change to our product type that is material for the Company overall or on a geographic basis, we will provide investors with an appropriate description of the change in product, including the impact on our financial statements, if any.

Critical Accounting Policies and Estimates, page 57

5.	We note that the estimate of the fair value less cost to sell for the real estate owned through foreclosure of a loan receivable is a critical estimate. In future filings, please provide investors with an understanding of the following:

•	The approach used to estimate the fair value less cost to sell of these properties.

•	The significant assumptions used in the approach.

•	How you estimate these significant assumptions.

•

The factors and/or events that could material impact the estimates made in arriving at the significant assumptions, including how those factors and or events may impact the fair value less cost to sell.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will expand this disclosure to be substantially as follows:

“Real estate owned (“REO”) represents real estate which our Rialto segment has taken control or has effective control of in partial or full satisfaction of loans receivable. At the time of acquisition through foreclosure of a loan, REO is recorded at fair value less estimated costs to sell if classified as held-for-sale and at fair value if classified as held and used, which becomes the property’s new basis. The fair values of these assets are determined in part by placing reliance on third party appraisals of the properties and/or internally prepared analysis of recent offers or prices on comparable properties in the proximate vicinity. The third party appraisals and internally developed analysis are significantly impacted by local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for date of sale, location, property size, etc. Each REO is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular REO, we analyze historical trends, including trends achieved by our local homebuilding operations, if applicable, and current trends in the market and economy impacting the REO. Using available trend information, we then calculate our best estimate of fair value, which can include projected cash flows discounted at a rate we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams.”

“Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third party appraisals and/or internally prepared analysis of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by our Rialto segment from disposition of these assets. The amount by which the recorded investment in the loan is less than the REO’s fair value (net of estimated cost to sell if held-for-sale), is recorded as a gain on foreclosure within Rialto Investments’ other income, net, in our consolidated statement of operations. The amount by which the recorded investment in the loan is greater than the REO’s fair value (net of estimated cost to sell if held-for-sale), is initially recorded as a loan impairment within Rialto Investments’ costs and expenses in our consolidated statement of operations and upon foreclosure the amount of the impairment is charged off against the related reserve.”

“Additionally, REO includes real estate which Rialto has purchased directly from financial institutions. These REOs are recorded at cost or allocated cost if purchased in a bulk transaction.”

“Subsequent to obtaining REO via foreclosure or directly from a financial institution, management periodically performs valuations using the methodologies described above such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are also recognized in Rialto Investments other income, net.”

“We believe that the accounting for REO is a critical accounting policy because of the significant judgment required in the third party appraisals and/or internally prepared analysis of recent offers or prices on comparable properties in the proximate vicinity used to estimate the fair value of the REOs.”

6. Lennar Homebuilding Senior Note and Other Debts Payable, page 98

6.	Please revise your disclosure for the $276.5 million of 2.00% convertible senior notes to state the terms for when the holders can exercise the conversion option.

Response:

For our $276.5 million of 2.00% convertible senior notes, in future filings, we will describe the terms regarding when the holders can exercise the conversion option by adding the wording in quotes below to the disclosures:

The 2.00% Convertible Senior Notes are convertible into shares of Class A common stock “at any time prior to maturity or redemption” at the initial conversion rate of 36.1827 shares of common stock per $1,000 principal amount of the 2.00% Convertible Senior Notes or 10,004,517 Class A common shares if all the 2.00% Convertible Senior Notes are converted, which is equivalent to an initial conversion price of approximately $27.64 per share of Class A common stock, subject to anti-dilution adjustments.

7.	For both of your convertible senior notes, please disclose the percentage of the contingent interest you may be required to pay and the specific terms of the contingency that must be met.

Response:

For our 2.75% Convertible Senior Notes we currently disclose that beginning with the period commencing December 20, 2015, under certain circumstances based on the average trading price of the 2.75% Convertible Senior notes, the Company may be required to pay contingent interest. For our 2.00% Convertible Senior Notes we currently disclose that beginning with the six-month interest period commencing December 1, 2013, under certain circumstances based on the average trading price of the 2.00% Convertible Senior Notes, the Company may be required to pay contingent interest.

In future filings, we will expand this disclosure to be substantially as follows:

“For its 2.75% convertible senior notes due 2020 (the “2.75% Notes”), the Company will be required to pay contingent interest with regard to any interest period beginning with the six-month interest period commencing December 20, 2015 and for each subsequent six-month period commencing on an interest payment date to, but excluding, the next interest payment date, if the average trading price of the 2.75% Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable interest period exceeds 120% of the principal amount of the 2.75% Notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal 0.75% per year of the average trading price of such $1,000 principal amount of 2.75% Notes during the five trading day reference period.”

“For its 2.00% convertible senior notes due 2020 (the “2.00% Notes”), the Company will be required to pay contingent interest with regard to any interest period commencing with the six-month interest period beginning December 1, 2013, if the average trading price of the 2.00% Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the 2.00% Notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable six-month interest period will equal 0.50% per year of the average trading price of such $1,000 principal amount of 2.00% Notes during the five trading-day reference period.”

8. Rialto Investments Segment, page 103

8.	We note your statement that you determined you were the primary beneficiary of the LLCs because you have “the power to direct the activities of the LLCs that most significantly impact the LLC’s performance through [your] management and servicer contracts.” Please provide us with your analysis of the contractual provisions regarding the obligations to absorb losses and the rights to receive benefits from the LLCs by you and the FDIC. Please tell us how these obligations and rights were considered in your determination that you are the primary beneficiary of the LLCs. In this regard, if you do not absorb the majority of losses, please tell us the authoritative literature that supports your consolidation of the LLCs.

Response:

We determined that we are the primary beneficiary of the LLCs after the following analysis:

According to Accounting Standards Codification No. 810-10-65-2, Consolidations, the reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity (“VIE”) will have both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

With regard to the criterion in part (a) above, the Company identified the activities that most significantly impact the LLCs’ economic performance and determined that it has the power to direct those activities. The economic performance of the LLCs is most significantly impacted by the performance of the LLCs’ portfolios of assets, which consist primarily of distressed residential and commercial mortgage loans. Thus, the activities that most significantly impact the LLCs’ economic performance are the servicing and disposition of mortgage loans and real estate obtained through foreclosure of loans, restructuring of loans, or other planned activities associated with the monetizing of loans.

The FDIC does not have the unilateral power to terminate the Company’s role in managing the LLCs and servicing the loan portfolio. While the FDIC has the right to prevent certain types of transactions (i.e., bulk sales, selling assets with recourse back to the selling entity, selling assets with representations and warranties and financing the sales of assets without the FDIC’s approval), the FDIC does not have full voting or blocking rights over the LLCs’ activities, making their voting rights protective in nature, not substantive participating voting rights. Other than as described in the preceding sentence, which are not the primary activities of the LLCs, the Company can cause the LLCs to enter into both the disposition and restructuring of loans without any involvement of the FDIC. Additionally, the FDIC has no voting rights with regard to the operation/management of the operating properties that are acquired upon foreclosure of loans (e.g., REO) and no voting rights over the business plans of the LLCs. The FDIC can make suggestions regarding the business plans, but the Company can decide not to follow the FDIC’s suggestions and not to incorporate them in the business plans. Since the FDIC’s voting rights are protective in nature and not substantive participating voting rights, the Company has the power to direct the activities that most significantly impact the LLCs’ economic performance.

With regard to the criteria in part (b) above, there are three contractual provisions that require Rialto/Lennar to absorb losses of the LLCs that could potentially be significant to the LLCs. They are:

•

Rialto/Lennar owns 40% of the equity of the LLCs. The LLCs have issued notes to the FDIC totaling $626.9 million. The notes issued by the LLCs must be repaid before any distributions can be made with regard to the equity. Accordingly, the equity of the LLCs have the obligation to absorb losses of the LLCs up to the amount of the notes issued.

•	Rialto/Lennar has a management/servicer contract under which the Company earns a 0.5% servicing fee.

•	Rialto/Lennar has guaranteed, as the servicer, its obligations under the servicing agreement up to $10 million.

Based upon these factors, we determined that we have an obligation to absorb losses of the LLCs that could potentially be significant to the LLCs or the right to receive benefits from the LLCs that could potentially be significant to the LLCs. We are aware that the FDIC, as the owner of 60% of the equity of each of the LLCs, may also have an obligation to absorb losses of the LLCs that could potentially be significant to the LLCs. However, ASC 810-10-25-38A includes the statement:

Only one enterprise, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one enterprise could have the characteristic in (b) of this paragraph, only one enterprise, if any, will have the power to direct the activities of a VIE that most significantly impact the entity’s economic performance.

Since both criteria for consolidation in ASC No. 810-10-65-2 are met, the Company determined it was required to include the accounts of the LLCs in the Company’s consolidated financial statements.

9. Income Taxes, page 107

9.	In future filings, please provide investors with a comprehensive explanation of the tax settlements reached during fiscal year 2010 and the corresponding impacts to your effective tax rate and gross unrecognized tax benefits. This disclosure should explain to investors the nature of the issue(s) with the corresponding taxing authorities, how the issue was resolved, and how the resolution impacted your consolidated financial statements.

Response:

In future filings, we will expand our disclosure to provide investors with a more comprehensive explanation of the tax settlements reached during the period to which the filings relate, including the nature of the issues that are resolved, with the corresponding taxing authorities, how the issues are resolved and how, if at all, the resolution impacted our consolidated financial statements, and in particular, how the resolutions impacted our effective tax rate and gross unrecognized tax benefits.

The disclosure regarding the tax settlements reached during fiscal 2010 would have been substantially as follows:

“During the year ended November 30, 2010, the Company resolved issues raised by the Internal Revenue Service that certain compensation was not deductible and resolved state tax nexus issues during the examination process with certain state authorities. The result of the resolutions of these issues was recognition of previously unrecognized gross tax benefits totaling $31.2 million and a reduction in our effective tax rate from 7.82% to (37.01%).”

* * * *

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.227.7115.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer Lennar Corporation

cc: Tracey Houser, Division of Corporation Finance